Exhibit 99.1

TD Bank Group Comments on Expected Impact of TD Ameritrade Holding Corp.'s
Decision to Eliminate Online Trading Commissions

TORONTO, October 1, 2019 /CNW - TD Bank Group ("TD") comments on the announcement earlier today that TD Ameritrade will eliminate commissions for online exchange-listed stock, ETF (U.S. and Canadian) and option trades.

TD expects the impact to TD Ameritrade's fiscal 2020 earnings to have a proportional effect on TD's reported equity in net income of an investment in TD Ameritrade for fiscal 2020, which will be reported under International Financial Reporting Standards. TD Ameritrade has indicated that it will provide more information about its fiscal 2020 plan when it releases its fourth quarter earnings on October 21, 2019.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had CDN$1.4 trillion in assets on July 31, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:

Julie Bellissimo, Media Relations, Corporate & Public Affairs, 416-965-6050; Gillian Manning, Head of Investor Relations, 416-308-9030